FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Share buyback announcement dated April 27, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 27, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc (the ‘Company’)

Transaction in Own Shares

The Company announces that on 27th April 2006 it purchased 300,000 of its ordinary shares through Morgan Stanley at a price of 137.4119 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,241,540 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,385,821,203.